10-20

UNI[illegible]
SECURITIES AND [illegible]
Washi[illegible]

04013221

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# ANNUAL AUDITED REP[illegible]
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-42653 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 07/01/2003 AND ENDING 06/30/2004
MM/DD/YY MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RINGLER FINANCIAL SERVICES, INC.

| OFFICIAL USE ONLY |
|---|
| 26613 |
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

27422 Aliso Creek Road, Suite 200
(No. and Street)

Aliso Viejo, CA 92656
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert J. Blattenberg (949) 296-9000
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lesley, Thomas, Schwarz, & Postma, Inc.
(Name – *if individual, state last, first, middle name*)

2244 West Coast Highway, Suite 100, Newport Beach, CA 92663
(Address) (City) (State) (Zip Code)

PROCESSED
OCT 22 2004
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
OCT 19 2004
WASH. D.C.
152

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

10-20-04

# OATH OR AFFIRMATION

I, **Robert J. Blattenberg**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **RINGLER FINANCIAL SERVICES, INC.**, as of **June**, 20**04**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PAULA R. WOODRUFF
COMM. # 1375996
NOTARY PUBLIC • CALIFORNIA
ORANGE COUNTY
Comm. Exp. OCT. 19, 2006

Signature

**President**

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**RINGLER FINANCIAL SERVICES, INC.**
**(A Wholly-Owned Subsidiary of Ringler Associates Incorporated)**

## STATEMENT OF FINANCIAL CONDITION

**JUNE 30, 2004**

| | |
|---|---|
| ASSETS | |
| Cash and cash equivalents | $ 57,559 |
| | |
| STOCKHOLDER'S EQUITY (Note 4) | |
| Common stock, no par value; | |
| 1,000,000 shares authorized; | |
| 1,000 shares issued and outstanding, at stated value | $ 1,000 |
| Additional paid-in capital | 37,800 |
| Retained earnings | 18,759 |
| Total stockholder's equity | $ 57,559 |

See the accompanying notes to these financial statements

RINGLER FINANCIAL SERVICES, INC.
(A Wholly-Owned Subsidiary of Ringler Associates Incorporated)

## STATEMENT OF INCOME

## YEAR ENDED JUNE 30, 2004

| | |
|---|---|
| REVENUES | |
| Commissions | $ 9,661 |
| Other income | 165 |
| Total revenues | 9,826 |
| EXPENSES | |
| Commissions | 1,687 |
| INCOME BEFORE PROVISION FOR INCOME TAXES | 8,139 |
| PROVISION FOR INCOME TAXES (Notes 2 and 3) | 3,500 |
| NET INCOME | $ 4,639 |

See the accompanying notes to these financial statements

## RINGLER FINANCIAL SERVICES, INC.
## (A Wholly-Owned Subsidiary of Ringler Associates Incorporated)

## SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF

## JUNE 30, 2004

| | | |
|---|---|---|
| NET CAPITAL | | |
| Stockholder's equity | $ | 57,559 |
| Haircut on money market fund | | 2,209 |
| Net capital | $ | 55,350 |
| MINIMUM NET CAPITAL REQUIREMENT | $ | 5,000 |
| EXCESS NET CAPITAL | $ | 50,350 |

*There is no difference between the net capital required as presented herein and that reported by the Company in Part IIA of Form X-17a-5 as of June 30, 2004.*

# SUPPLEMENTAL SCHEDULE

Lesley, Thomas, Schwarz & Postma, Inc.

Certified Public Accountants
A Professional Accountancy Corporation

Principals
George M. Lesley
John Postma II
Thomas R. Madigan
Cory G. Youngberg
Mark D. Murphy
Doris D. Farinacci
Mark A. Simurda

August 2, 2004

# Independent Auditors' Report

To the Stockholder and Board of Directors of
Ringler Financial Services, Inc.
Newport Beach, California

We have audited the accompanying statement of financial condition of Ringler Financial Services, Inc. (a wholly-owned subsidiary of Ringler Associates Incorporated) as of June 30, 2004, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ringler Financial Services, Inc. at June 30, 2004, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

2244 West Coast Hwy., Suite 100 • Newport Beach, CA 92663-4724 • Phone: (949) 650-2771 • Fax: (949) 650-6373
email: info@ltsp-cpa.com • www.ltsp-cpa.com

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lesley, Thomas, Schwarz & Postma, Inc.,
A Professional Accountancy Corporation
Newport Beach, California